

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 1, 2010

John S. Salstrom
Chief Executive Officer, Chief Financial and Accounting Officer
Protectus Medical Devices, Inc.
110 First Avenue NE, Suite #1006
Minneapolis, MN 55413

> **Re: Protectus Medical Devices, Inc.**
> **Item 4.02 Form 8-K**
> **Filed May 28, 2010**
> **File No. 0-53100**

Dear Mr. Salstrom:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment.

1.   Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a). You should file your amendment as a Form 8-K/A with the Item 4.02 designation. Please also note that the filing requirement for an Item 4.02 8-K is four business days from the date you determine the non-reliance.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, or me at (202) 551-3769 if you have questions regarding our comments.

Sincerely,

Rufus Decker
Accounting Branch Chief